UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pure Acquisition Corp.
Full Name of Registrant

Former Name if Applicable

421 W. 3rd Street, Suite 1000
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pure Acquisition Corp. (the “Company”) is unable to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”) within the prescribed time period for such filing without unreasonable effort or expense for the reasons set forth below.

The Company is a blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses (a “business combination”). As disclosed in the Current Report on Form 8-K filed by the Company with the SEC on May 4, 2020 (the “Form 8-K”), the Company entered into the Business Combination Agreements (as defined therein) which, if consummated, will be the Company’s business combination. In connection with the Business Combination Agreements (as defined in the Form 8-K), the Company plans to file an amendment to that certain Form S-4, filed by the Company on December 2, 2019, as amended by Amendment No. 1 thereto, filed by the Company on January 10, 2020 (collectively, the “Form S-4”). The Company’s management team was required to spend significant time, energy and effort to, among other things, review, evaluate and negotiate the Business Combination Agreements and prepare an amendment to the Form S-4.

The Company anticipates that it will require no more than the additional five (5) days allowed to complete and file the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven W. Tholen	817	850-9200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pure Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2020	By	/s/ Steven W. Tholen
Steven W. Tholen Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)